SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MERUS N.V.

(Name of Subject Company)

GENMAB HOLDING II B.V.

(Name of Filing Person (Offeror))

a wholly owned subsidiary

of

GENMAB A/S

(Name of Filing Persons (Parent of Offeror))

Common Share, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Greg Mueller

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien Derrick Lott Harald Halbhuber Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 Telephone: +1 (212) 848-4000	Christiaan de Brauw Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15 1077AB Amsterdam The Netherlands Telephone: +31 20 674 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment No. 3”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2025, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on October 21, 2025, by (i) Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), and (ii) Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab (as it may be amended or supplemented from time to time and together with the exhibits thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including all schedules thereto, and the Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

This Amendment No. 3 is being filed on behalf of Genmab and Purchaser. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase. Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. This Amendment No. 3 should be read together with the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 (Summary Term Sheet) through 9 (Persons/Assets Retained, Employed, Compensated or Used) and Item 11 (Additional Information) of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

At 5:00 p.m. New York City time on December 11, 2025, the Offer and withdrawal rights expired as scheduled. The Depositary has advised Genmab and Purchaser that, as of the Expiration Time, a total of 71,463,077 Common Shares had been validly tendered pursuant to the Offer and not properly withdrawn. For purposes of the Minimum Condition, the aggregate number of Common Shares validly tendered pursuant to the Offer and not properly withdrawn represents approximately 94.2% of the total issued and outstanding share capital of Merus (calculated in accordance with the Transaction Agreement) as of the Expiration Time. As a result, the number of Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Expiration Time satisfied the Minimum Condition. All other Offer Conditions having been satisfied or waived, and effective at 12:01 a.m. New York City time on December 12, 2025, Purchaser has accepted for payment, and expects to promptly pay for, all Common Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time.

Pursuant to the Transaction Agreement and in accordance with Rule 14d-11 promulgated under the Exchange Act, Purchaser has commenced the Subsequent Offering Period, which will expire at 5:00 p.m. New York City time on December 29, 2025. All Common Shares validly tendered during the Subsequent Offering Period will be immediately accepted and promptly paid for by Purchaser, and tendering Merus Shareholders will receive the same Offer Consideration of $97.00 per Common Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Common Shares during the Subsequent Offering Period are described in Section 3 — “Procedures for Accepting the Offer and Tendering Common Shares” of the Offer to Purchase and are generally the same as those applicable to the initial offering period, except that Common Shares validly tendered during the Subsequent Offering Period may not be withdrawn.

Pursuant to the terms of the Transaction Agreement, at the Closing, (i) Sven (Bill) Ante Lundberg, M.D., Mark Iwicki, Len Kanavy, Paolo Pucci, Victor Sandor, M.D.C.M., and Jason Haddock each resigned and ceased to be directors of the Merus Board, (ii) Jan van de Winkel, Ph.D. became the executive director of the Merus Board and Chief Executive Officer of Merus, (iii) Greg Mueller, Anthony Pagano and Martine van Vugt, Ph.D. each became a non-executive director of the Merus Board, and (iv) Anand Mehra, M.D. and Maxine Gowen, Ph.D. remained on the Merus Board as independent directors.

Genmab and Purchaser expect to consummate the Back-End Transactions pursuant to the Transaction Agreement beginning on the Subsequent Closing Date. Following the consummation of the Back-End Transactions, Merus will no longer be a public company, and the listing of the Common Shares on the Nasdaq will be terminated. As a result, the Common Shares will cease to be publicly traded.

If you did not tender your Common Shares in the Offer and do not tender them during the Subsequent Offering Period, and the Back-End Transactions are consummated, you will receive the same consideration for your Common Shares as Merus Shareholders who tendered their Common Shares in the Offer, which “Back-End Cancellation Consideration” will be the Offer Consideration of $97.00 per Common Share, less any applicable withholding taxes and without interest. No Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Back-End Cancellation Consideration will include a fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration per New TopCo Shares A exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo Shares A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder. Unless any Merus Shareholder who receives New TopCo Shares A as a result of the Back-End Merger demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Back-End Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the Dutch Tax Authority.

Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and, accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. You should consult your own tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances.

The full text of the company announcement issued by Genmab on December 12, 2025, announcing the expiration of the Offer is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 (Exhibits) of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Company Announcement, dated as of December 12, 2025: Genmab Announces Completion of Tender Offer for Outstanding Common Shares of Merus N.V. and Commencement of Subsequent Offering Period (incorporated by reference to Exhibit 99.1 of the Form 6-K as filed by Genmab with the SEC on December 12, 2025).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2025

GENMAB HOLDING II B.V.

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	Authorized Signatory

GENMAB A/S

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	President & Chief Executive Officer

BY:	/s/ Anthony Pagano
Name:	Anthony Pagano
Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of October 21, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on October 21, 2025.

(a)(5)(A)	Company Announcement, dated September 29, 2025: Genmab to Acquire Merus, Expanding Late-Stage Pipeline and Accelerating into a Wholly Owned Model (incorporated by reference to Exhibit 99.A5A of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(B)	Genmab investor call slides, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5B of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(C)	Social Media posts of Genmab and Jan G.J. van de Winkel, President and Chief Executive Officer of Genmab, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5C of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(D)	Investor Relations call transcript, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5D of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(E)*	Media Release, dated as of October 21, 2025: Genmab Commences Tender Offer for All Issued and Outstanding Common Shares of Merus N.V.

(a)(5)(F)	Company Announcement, dated as of December 12, 2025: Genmab Announces Completion of Tender Offer for Outstanding Common Shares of Merus N.V. and Commencement of Subsequent Offering Period (incorporated by reference to Exhibit 99.1 of the Form 6-K as filed by Genmab with the SEC on December 12, 2025).

(b)*	Debt Commitment Letter, dated as of September 29, 2025, by and between Genmab and Morgan Stanley Senior Funding, Inc.

(d)(1)	Transaction Agreement, dated as of September 29, 2025, by and among Genmab, Purchaser and Merus (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Merus with the SEC on September 29, 2025).

(d)(2)*	Confidentiality Agreement, dated as of August 20, 2025, by and between Genmab and Merus

(d)(3)*	Exclusivity Agreement, dated as of September 21, 2025, by and between Genmab and Merus

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.